SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                             1-800-FLOWERS.COM, Inc.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                     68243Q
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                                 (CUSIP Number)

                                   12/31/99
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |X| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68243Q                  SCHEDULE 13G                 Page 2 of 4 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      James F. McCann
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  5     SOLE VOTING POWER

                        30,730,105 (1)
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           2,000,000 (1)(2)
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              30,730,105 (1)
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        2,000,000 (1)(2)
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       32,730,105
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      58.4 (3)
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12    TYPE OF REPORTING PERSON*

      IN
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(1) All shares of Class A Common Stock indicated as beneficially owned by Mr.
McCann are, as of the date of this Schedule 13G, held as shares of Class B Common Stock. The Class B Common Stock has ten votes per share on all matters subject to the vote of stockholders. The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2) Shares indicated are held by a limited partnership, of which Mr. McCann is a general partner.

(3) Based on 23,325,951 shares of Class A Common Stock outstanding on the date hereof.

Item 1.

      (a)   Name of Issuer: 1-800-FLOWERS.COM, Inc.

      (b)   Address of Issuer's Principal Executive Offices:
                  1600 Stewart Ave
                  Westbury, NY 11590

Item 2.

      (a) - (c) Name, Address of Principal Business Offices, and Citizenship of Persons Filing:

                  James F. McCann
                  1600 Stewart Ave
                  Westbury, NY 11590
                  Citizenship: USA

      (d)   Title of Class of Securities: Common Stock

      (e)   CUSIP Number: 68243Q

Item 3.

      N/A

Item 4. Ownership

      The information in items 1 and 5 through 11 on the cover page (p. 2) of this Schedule 13G (regarding the holdings of James F. McCann) is hereby incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class

      N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      N/A

Item 8. Identification and Classification of Members of the Group

      N/A

Item 9. Notice of Dissolution of Group

      N/A

Item 10. Certification

      N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                                2/10/00
                          ------------------------------------------------------
                                                 Date


                                         /s/ James F. McCann
                          ------------------------------------------------------
                                               Signature

                          James F. McCann / Chairman and Chief Executive Officer
                          ------------------------------------------------------
                                               Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)